

Mail Stop 3561

January 19, 2016

Michael A. George
President and Chief Executive Officer
QVC, Inc.
1200 Wilson Drive
West Chester, Pennsylvania 19380

      Re: QVC, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed February 27, 2015
            File No. 333-184501

Dear Mr. George:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ William H. Thompson

                         William H. Thompson
                         Accounting Branch Chief
                         Office of Consumer Products